

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

Elisabet de los Pinos, Ph.D.
Chief Executive Officer
Aura Biosciences, Inc.
80 Guest Street
Boston, MA 02135

>   **Re: Aura Biosciences, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 27, 2024**
>   **File No. 333-278253**

Dear Elisabet de los Pinos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Danielle Lauzon, Esq.